SUB-ITEM 77I
Terms of new or amended securities

Effective October 21, 2017, California Long-Term
Tax-Free Fund was merged into the California
Intermediate-Term Tax-Free Fund.  The California
Long-Term Tax-Free Fund is no longer available for purchase.